Mail Stop 6010

      July 25, 2005



VIA U.S. MAIL AND FAX (239) 263-4543

Mr. David P. Johnson
Chief Financial Officer
TIB Financial Corp.
599 9th Street North, Suite 101
Naples, Florida 34102-5624

	Re:	TIB Financial Corp.
		Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005
		File No. 000-21329


Dear Mr. Johnson:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. The audit report included in the Form 10-K filed in EDGAR is not signed. Please amend to include an audit report that includes the conformed signature of your independent auditor. Refer to Regulation
S-X, Article 2.

2. We noted that your auditors did not refer to the United States PCAOB in their audit opinion. Confirm to us that the audit was performed in accordance with the United States PCAOB. In addition, please amend your filing to include a revised audit opinion that complies with PCAOB Standard No. 1.

      As appropriate, please amend your Form 10-K for the year ending
December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671



								Sincerely,



								Brian Cascio
								Accounting Branch Chief
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Mr. Johnson
TIB Financial Corp.
July 25, 2005
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